United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mary Mast
Dan Gordon

September 14, 2023

Re:	PERRIGO Co plc

Form 10-K for the Year Ended December 31, 2022

Filed February 28, 2023

Form 8-K

Filed August 8, 2023

File No. 001-36353

Dear Ms. Mast and Mr. Gordon,

We refer to the letter dated August 17, 2023, relating to the review by the Staff of the Securities and Exchange Commission (the “Staff”) of financial statements and related disclosures of Perrigo Company plc (the “Company”) in the above-referenced filings and to our response letter dated August 25, 2023. We also refer to the conference call between Ms. Mast and representatives of the Company on August 30, 2023, relating to the presentation of the Company’s reconciliation of Non-GAAP measures in the Form 8-K dated August 8, 2023 (the “Form 8-K”). During the conference call, Ms. Mast advised that the Staff continues to believe that such presentation is inconsistent with the guidance in C&DI 102.10(a) and 102.10(c), and requested that the Company revise such presentation.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that it will revise the referenced disclosures in its future filings so that the reconciliation tables do not resemble a “non-GAAP income statement” as described in C&DI 102.10(c). The following reflects the revised presentation as applied to the earnings release for the second quarter ended July 1, 2023 furnished under Item 2.02 of the Form 8-K.

Table I

PERRIGO COMPANY PLC

RECONCILIATION OF NON-GAAP MEASURES

SELECTED CONSOLIDATED INFORMATION

(in millions, except per share amounts)

(unaudited)

	Three Months Ended July 1, 2023
Consolidated Continuing Operations	Gross Profit	Operating Income	Income from Continuing Operations(1)	Diluted Earnings per Share(1)
Reported	$428.0	$56.8	$8.9	$0.06
As a % of reported net sales(2)	35.9%	4.8%	0.7%
Pre-tax adjustments:
Amortization expense related primarily to acquired intangible assets	33.7	69.7	70.1	0.51
Restructuring charges and other termination benefits	0.1	5.8	5.8	0.04
Acquisition and integration-related charges and contingent consideration adjustments	—	2.9	2.9	0.02
Unusual litigation	—	2.1	2.1	0.02
(Gain) loss on investment securities	—	—	0.1	—
Milestone payments received related to royalty rights	—	—	(10.0)	(0.07)
Non-GAAP tax adjustments(3)	—	—	6.8	0.05

Adjusted	461.8	137.3	86.7	0.63
As a % of reported net sales(2)	38.7%	11.5%	7.3%

	Diluted weighted average shares outstanding (in millions)
			Reported	136.6

Note: amounts may not add due to rounding. Percentages are based on actuals.

(1)	Individual pre-tax line item adjustments have not been tax effected, as tax expense on these items are aggregated in the “Non-GAAP tax adjustments” line item.
(2)	Reported net sales for the three months ended July 1, 2023 was $1,193.1.
(3)

The non-GAAP tax adjustments are primarily due to (1) $14.3 million of tax expense related to pre-tax non-GAAP adjustments and the interim tax accounting requirements in ASC740 - Income Taxes, offset by the removal of (2) $20.6 million of tax expense related to audit settlements during the second quarter 2023.

Table II

PERRIGO COMPANY PLC

RECONCILIATION OF NON-GAAP MEASURES

SELECTED CONSOLIDATED INFORMATION

(in millions, except per share amounts)

(unaudited)

	Three Months Ended July 1, 2023
Consolidated Continuing Operations	R&D Expense	DSG&A Expense	Restructuring and Other
Reported	$32.2	$332.3	$6.7
As a % of reported net sales(1)	2.7%	27.9%	0.6%
Pre-tax adjustments:
Amortization expense related primarily to acquired intangible assets	(0.2)	(35.7)	—
Restructuring charges and other termination benefits	—	—	(5.7)
Acquisition and integration-related charges and contingent consideration adjustments	—	(2.9)	—
Unusual litigation	—	(2.1)	—

Adjusted	32.0	291.6	1.0
As a % of reported net sales(1)	2.7%	24.4%	0.1%

Note: amounts may not add due to rounding. Percentages are based on actuals.

(1)	Reported net sales for the three months ended July 1, 2023 was $1,193.1.

Table III

PERRIGO COMPANY PLC

RECONCILIATION OF NON-GAAP MEASURES

SELECTED CONSOLIDATED INFORMATION

(in millions, except per share amounts)

(unaudited)

	Three Months Ended July 1, 2023
Consolidated Continuing Operations	Interest and Other	Income Tax Expense
Reported	$34.3	$13.6
As a % of reported net sales(1)	2.9%	1.1%
Effective tax rate		60.5%
Pre-tax adjustments:
Amortization expense related primarily to acquired intangible assets	(0.5)	—
(Gain) loss on investment securities	(0.1)	—
Milestone payments received related to royalty rights	10.0	—
Non-GAAP tax adjustments(2)	—	(6.8)

Adjusted	43.8	6.8
As a % of reported net sales(1)	3.7%	0.5%
Adjusted effective tax rate		7.3%

Note: amounts may not add due to rounding. Percentages are based on actuals.

(1)	Reported net sales for the three months ended July 1, 2023 was $1,193.1.
(2)

The non-GAAP tax adjustments are primarily due to (1) $14.3 million of tax expense related to pre-tax non-GAAP adjustments and the interim tax accounting requirements in ASC740 - Income Taxes, offset by the removal of (2) $20.6 million of tax expense related to audit settlements during the second quarter 2023.

*            *             *

We appreciate the opportunity to address the Staff’s comments. If you have any further questions regarding this matter, please contact Eduardo Bezerra, Chief Financial Officer, at eduardo.bezerra@perrigo.com.

Very truly yours,

/s/ Eduardo Bezerra
Eduardo Bezerra
Chief Financial Officer

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